

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Young Ju Yi
President and Chief Executive Officer
Kore Resources, Inc.
176-22 Sagun-Dong Seongd
Seoul Korea 133-187

> **Re: Kore Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 28, 2013**
> **File No. 333-187586**

Dear Mr. Yi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We are an "emerging growth company" . . ., page 13

2. Please clarify in the last sentence of this section that since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), your financial statements may not be comparable to companies that comply with public company effective dates.

Plan of Distribution, page 17

3. Please reconcile your statement that you intend to file a Form 8-A with your statement on page 11 that you intend to file reports pursuant to Section 15(d) of the Exchange Act. Filing a Form 8-A registers your class of common stock under Section 12 of the Exchange Act and accordingly, you would be reporting under Section 13(a) of the Exchange Act.

Directors, Executive Officers, Promoters and Control Persons, page 22

4. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Description of Business, page 27

Government Approvals and Regulations, page 32

5. Please clarify when you will be required to file a plan of remediation with the State of Nevada. We note your disclosure that you will be required to incur costs in Phase II in the section entitled "Costs and Effects of Compliance…" on this page, while in this section you reference Phase III.

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources, page 36

6. Please reconcile the amount of additional funds you state you will have to raise in the second paragraph in this section with the amounts disclosed in the third paragraph on page 30 and the amounts disclosed in the table on page 35.

Financial Statements, page F-1

Note 2. Significant Accounting Policies, page F-6

7. Please include your accounting policy for exploration costs. Specifically, include your accounting policy for the capitalization of mineral rights lease payments.

<u>Recent Sales of Unregistered Securities, page II-2</u>

    8.   Please disclose the date of each of the sales of securities referenced in this section.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at (202) 551-3718 if you have questions on engineering related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via e-mail): Jill Arlene Robbins